VIA EDGAR

December 4, 2020

Jan Woo, Legal Branch Chief

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, N.E., Mailstop 4631

Washington, D.C. 20549

RE:    Nowigence, Inc.

Post-Effective Amendment No. 4 to Form 1-A

Filed October 22, 2020

File No. 024-10957

Dear Mrs. Woo,

On behalf of Nowigence Inc., (the “Company”) we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Post-qualification Amendment No. 4 (“Amendment No. 1”) to the above-referenced Form 1-A. The Form 1-A has been revised in response to the comments of the staff of the Commission (the “Staff”) and to reflect certain other changes. For the convenience of the Staff, we are providing a copy of this letter and Amendment No. 4 via EDGAR to reflect changes to the Form 1-A filed on October 22, 2020.

In addition, we are providing the following responses to your comment letter, dated October 28, 2020, regarding Form 1-A. To assist your review, we have retyped the text of the Staff’s comments in bold and italics as well as our responses below. The responses and information described below are based upon information provided to us by the Company.

-Post-Effective Amendment No. 4 to Form 1-A

General

1. We note your disclosure that the offering price cannot be fixed for Class A shares throughout the offering and that your plan is to float your Class A shares on the OTC markets. At the market offerings are not permitted under Regulation A. Please disclose the fixed price at which the shares will be offered during the duration of the offering and remove the references to selling such shares at prevailing market prices.

Refer to Rule 251(d)(3)(ii) of Regulation A.

Response:

We have amended and revised throught. Pursuant to Rule 251(d)(3) and 253(b) we have desclosed a price range and the offering price is in between $2 and $4 to be determined at the time of qualification. Offering price will be disclosed via a supplemental filing within 2 days of Qualification.

-Additionally, the company has amended its certificate of incorporation with the state of New York, amending the authorized shares and adding new calsses of shares. (Exhibit 1A-2A).

Please do not hesitate to call me at (646) 694-0051 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

/s/ Andy Altahawi

CC: Anoop Bhatia

CC: David Evans, Esq